Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. and IMS Health Incorporated]

Global Leadership in Market Intelligence Driving Growth through Innovation and Execution

Good [morning/afternoon] everyone and thanks for joining me.

We are here today to talk about an exciting milestone in the development of our company and, indeed, in the development of the information industry as a whole – the merger of VNU and IMS.

This is a merger of dynamic industry leaders that will:

• Dramatically improve our services for clients and our ability to help them succeed in the marketplace...

• Help us create more value for our shareholders... And

• Create new growth opportunities for us.

Today we will review some fundamentals about our businesses and the merger, explain its advantages and begin to talk about how we will work together...

And we’ll devote time to responding to your questions.

There will be much to do in the coming months to bring our companies together... We will need your input and feedback... And we will be depending on your effort and commitment to make the merger successful.

Global Leadership In Market Intelligence VNU + Global leadership in market intelligence The world's leading marketing information, media measurement and business information company The world's leading provider of information and consulting solutions to the pharmaceutical and healthcare industries Creating and expanding growth opportunities worldwide =

The merger will combine two exceptional companies – leaders in their respective markets – to create a global leader in market intelligence.

Our two companies have complementary strengths, a common heritage and a shared vision of the future –

A vision of a fast, flexible, innovative company with the global presence, talent, technical capabilities and management focus to serve an expanding client base and venture into exciting new markets.

Business Information €0.6B ($0.7B)(1) 2,600 employees 11 countries Market leadership in strong industries Combining capabilities to create new opportunities Capitalizing on consulting and services model Ability to offer clients global reach Common business processes Marketing Information €1.8B ($2.2B)(1) 27,000 employees 110 countries Media Measurement & Information €0.9B ($1.1B)(1) 8,800 employees 60 countries Healthcare Market Intelligence €1.3B ($1.6B)(1) 6,400 employees 105 countries Global Leader in Market Intelligence Denote 2004 revenues.

Together , we will have market leadership serving three key industries – consumer packaged goods, healthcare, and media and entertainment, with assets that can be applied across each of them.

We’ll have four main business segments:

• Our Marketing Information group, which delivers a wealth of information and analysis about consumer purchasing, behavior and attitudes in 110 countries... This group measures 77 billion transactions a year.

• Our Media Measurement and Information group unit reports on virtually every element of the media and entertainment industries... Best known for Nielsen TV ratings... Measures 85% of global ad spending.

• In the case of IMS, we track 90% of all prescription sales transactions in the U.S. and 70% worldwide, collected from more than 290,000 sources.

• The Business Information group has leading positions and brands (such as Billboard, Hollywood Reporter, Adweek, Intermediair, Computing) along with its highly successful trade show and eMedia businesses.

Compared with other information companies, we serve stronger industry sectors, with capabilities that can create new opportunities. Plus, we offer strong consulting and services capabilities that will also drive growth.

In an increasingly global marketplace, we will offer clients the geographic reach they demand.

And the close similarity of many of our business processes will help us conduct a smooth transition and improve our efficiency.

All told, we’ll have 4.7 billion euro — 5.6 billion dollars — in revenue, and more than 44,000 employees in 110 countries.

Global Clients Trust VNU and IMS VNU & IMS clients have common business issues Optimizing their return on investment Expanding in the global marketplace Responding to heightened consumer influences Operating in highly competitive environments

Our clients – 12,000 strong, in 12 industries –trust VNU and IMS to help them solve their most critical business issues. Together we will serve virtually every major consumer product, pharmaceutical and media company.

Now more than ever, our clients – whether P&G, Pfizer or NBC – have a common set of business issues.

They are asking us to help them optimize their return on investment – to assess their potential for expanding their presence in the global arena – and to help them respond effectively to the growing power of the consumer in virtually every market.

And they want us to help them sharpen their edge in an increasingly competitive environment.

Combined, VNU and IMS will provide must-have information from more than one million sources around the world — information that plays a pivotal role in supporting corporate, strategic and operating decisions.

Merged Management Team Supervisory Board Executive Board CEO Rob van den Bergh Business Information HR Legal Chief Transformation Officer Nancy Cooper IT Corporate Development Integration Deputy CEO and COO David Carlucci Marketing Information Media Measurement & Information Healthcare Market Intelligence CFO Rob Ruijter Corporate Controlling Treasury Investor Relations Tax

We are bringing together an exceptionally strong leadership team, combining the strengths of both companies.

The Executive Board – which has responsibility for developing and executing the company’s overall strategy — will be headed by VNU’s Rob van den Bergh as Chairman and CEO.

IMS’s CEO, David Carlucci, joins the Board as Deputy CEO and COO.

Rob Ruijter, the current CFO of VNU, will continue as CFO.

And Nancy Cooper, IMS’s CFO, joins the Board as Chief Transformation Officer, responsible for the integration of the two companies, as well as IT and business development

The Executive Board reports to a Supervisory Board, made up of 10 directors — six from the current VNU Board and four from IMS’s Board, including IMS Executive Chairman David Thomas.

Transaction Summary Based on closing price of VNU on July 8, 2005. Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization. Combined figures exclude synergies. VNU based on 2004 annual report (pro forma for divestiture of World Directories in 2004); IMS based on 2004 annual report. VNU financial figures in Dutch GAAP; IMS financial figures in U.S. GAAP. Pro forma financial figures presented might therefore be materially different if the companies financial information were presented in the same accounting principles. Offer to IMS $28.10 per share (1) Shareholders: - $11.25 in cash - 0.60415 VNU share for each IMS share Transaction Value: $6.6 billion (€5.5 billion) equity value; $7.0 billion (€5.8 billion) enterprise value Resulting Ownership: 65% VNU / 35% IMS shareholders Listing: Euronext Amsterdam / NYSE Key Combined Financial - CEPS accretive in year 1 including synergies (2) Information: - Revenues €4.7 billion ($5.6 billion) (3) - EBITDA €1.1 billion ($1.3 billion) (3) - EBITDA Margin 23% (3)

Here are some of the financial highlights of the transaction:

• VNU is offering $28.10 per share to IMS shareholders: $11.25 in cash and 0.604 VNU share for each IMS share

• The transaction is valued at $7 billion

• 65% of the ownership of the new company will be VNU shareholders, and 35% will be IMS shareholders.

• Following the transaction, VNU will list ADRs on the New York Stock Exchange, as well as continue to list its stock on the Euronext exchange in Amsterdam.

•	An ADR is a negotiable certificate that represents a specified number of shares of a foreign stock and is traded on a U.S. stock exchange. They are bought and sold just like regular stocks.

•	Overall, the financial characteristics of this transaction are highly attractive.

Now let’s take a closer look at the advantages of the merger from the viewpoint of all our stakeholders: employees, clients, and shareholders.

Creating Shareholder Value VNU IMS Adds high growth, highly profitable business Accelerates development of consulting and services model Creates meaningful synergies Strengthens leadership team Accretive to CEPS in year 1 including synergies (1) ROIC > WACC in 3-5 years Broadens offering capabilities Expands and builds upon consulting and services offerings Facilitates expansion into new segments of healthcare Provides global scale benefits in key activities and processes Recognizes immediate and long-term value Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization.

VNU and IMS each gain significantly – as they complement each other to create value.

For VNU, the merger:

• Adds a high-growth, high-margin business

• Speeds the development of consulting and services

• Creates significant synergies, and

• Strengthens the leadership team

For IMS, the merger :

• Broadens capabilities and offerings

• Expands its consulting and services portfolio

• Facilitates expansion into new healthcare segments

• And enhances the global scale of key activities and processes

A Compelling Combination Dramatically enhances value to our existing clients Expands consulting and services Benefits from common business processes Creates significant opportunities for new audiences and new markets Capitalizes on trends in the marketplace

As one company, we will

• Dramatically enhance value to our existing clients,

• Expand our consulting and services capabilities,

• Leverage the business processes that we have in common,

• Address new audiences in new markets with these new capabilities, and

• Capitalize on trends in the marketplace.

In short, this is a compelling combination.

Together, we will execute as one company with one approach. And in light of trends in the marketplace, our timing could not be better.

Capitalizing on Major Trends Demand for Insights Global Scale Requirement Need to Understand Consumer Clients increasingly demand intelligence, analytics and insights in addition to highest quality data Global presence, scale and capabilities Need to understand consumer behavior continues to grow for all businesses

Let’s talk about the three key market trends that we will capitalize on by putting these two businesses together:

1.	Our clients face increasing challenges in their industries. The combined business is uniquely positioned to deliver the insights our clients need to deal with these challenges:

•	Consumer fragmentation in the CPG industry

•	Retailer consolidation in pharma and consumer packaged goods

•	Explosive growth of electronic media

•	Increasing complexity of distribution channels

•	Major changes in the healthcare industry: regulatory, Rx to OTC, direct-to-consumer

•	This leads to the need for building up major consulting practices, for better market intelligence, and real value-added services. It is about moving from high-quality data to analytics and insights.

2.	Global scale is becoming key to success and will bring us many opportunities

•	Global scale from both our assets will enable us to:

•	strengthen our position in Europe and the Americas

•	profit even more from the high growth in emerging markets

•	Opportunities to use the advantage of our increased global scale for greater efficiency and improved marketing.

•	We will have the global scale to strengthen our position in mature markets, benefit from high growth in emerging markets, increase our efficiency and enhance our service offerings.

3.	Consumer Insight is becoming more and more important in all our businesses:

•	We are a world-wide leader in consumer panels

•	We will use our custom research business to speed up IMS’ opportunities in the Far East

Broad Capabilities for Growth Promotional effectiveness Advertising effectiveness Media planning Promotional effectiveness Pricing and reimbursement Launch and brand management Sales force effectiveness Promotional effectiveness Business intelligence Marketing mix optimization Launch management Media ratings - TV, Internet Advertising spending Box office Product placement Prescription and over-the-counter tracking Doctor behavior and prescriptions Therapeutic class insights Consumer goods tracking Consumer behavior and attitudes Demographics Media Healthcare Consumer Products Media Measurement & Information Healthcare Market Intelligence Marketing Information Market Information & Analysis Consulting & Services

Let me illustrate the breadth of our capabilities and the links among them...

Marketing Information measures consumer attitudes, behavior and purchasing patterns, and the effects of promotional campaigns.

MI’s Consumer panels, customized research and M&A capabilities help to clients understand why consumers make their buying decisions, and forecast the impact of future promotions...MI tracks over 320,000 retail stores and 230,000 consumer households in 25 countries.

In Healthcare Market Intelligence, IMS provides the most complete measurement and analysis of pharmaceutical sales, prescribers’ practices, OTC sales, and the overall dynamics of the pharma marketplace.

Media Measurement & Information offers the most comprehensive measurement of television, radio and print media consumption, advertising expenditure and ad content... Internet usage... movie attendance and more... MMI measures TV audiences in over 46 countries, and is a key input for U.S. TV advertising decisions valued at $60 billion each year.

So we focus on different industries and collect different information. But, if we look across the bottom of this chart, there’s a lot of common ground in the type of analytics, advisory and consulting services we provide. So we can use the different information in complementary ways to give clients a more complete view of these markets.

Example: Product Manager of OTC Antihistamine Assess market share performance and promotional effectiveness Prescription market share of antihistamines Prescription promotional spending Direct-to-consumer effectiveness Over-the-counter market share Over-the-counter promotional spending Consumer impressions Demographics IMS: Back of Store Integrated view of market share and promotional spending for prescription and over-the-counter products VNU: Front of Store

Here’s an example of how our new company can go to market with a VNU/IMS solution:

The product manager for an over-the-counter antihistamine needs a clear analysis of the drug’s market share performance, including the effectiveness of its promotional campaign.

Currently, VNU has the capabilities, products and services to measure market share, promotional spending and consumer impressions.

Increasingly, both OTC manufacturers and prescription manufacturers need to understand the full range of their therapy categories – Rx, generics and OTC. In short, brand managers need to understand what’s going on in both the front and back of the store.

With more products moving from prescription to OTC, and patients increasingly looking at all of their options, the value of this information is increasing – including the interplay between the Rx and OTC markets.

That’s just the kind of integrated view we will now be able to offer our clients.

Example: Pharma Brand Executive Launch of new chronic-care, patented ethical drug Product efficacy Pricing and reimbursement strategy Physician attitudes Prescription share tracking Product perceptions Forecasting acceptance Pricing sensitivity Promotion response Consumer awareness IMS: The Physician Integrated view of patient and physician dynamics in successfully launching prescription products VNU: The Consumer IMS: The Physician

Here’s another example. Patients are an increasingly important part of the equation when developing a brand and launch strategy. Even before they step into the doctor’s office, patients are better informed than ever because they are paying an increasingly larger part of the cost of drugs out of their own pocket – so they watch their drug expenses much more closely.

Pharma companies must understand both the patients’ and the physicians’ view of the patients’ illness, their treatment options and their attitudes toward the price of drugs.

VNU understands the consumer picture, including product perceptions and consumer awareness. IMS has unique expertise on the physician side, in areas such as product positioning, pricing strategy and product uptake.

So for a brand manager working on a product launch, our company will deliver an even more comprehensive, integrated view of patient and physician dynamics – a view that will help support successful launch planning.

Opportunities in Business Information Leading positions and brands Profitable trade show and eMedia businesses Great assets and substantial cash flow Potential areas of synergy VNU Business Information One of the largest providers of business-to-business information through trade publications, online media, trade shows and conferences in the U.S. and Europe Includes 140 printed publications in the U.S. and Europe - featuring many well known names Produce over 52 trade events attracting over 460,000 visitors in the U.S. In Europe and Asia, organize 20 large events and have stake in 100 trade exhibitions

VNU’s Business Information unit is strong.

• It has leading positions and brands (such as Billboard, Hollywood Reporter, Adweek, Intermediair, Computing) along with its highly successful and profitable trade show and eMedia businesses.

• Continues to be a valuable part of the organization, with great assets, brands and substantial cash flow generation.

• There are some potential areas of synergy and new opportunities that we will evaluate over time.

Integrating the Businesses Data Assets Data can be used across businesses Consulting and Services Client Coverage IT / Production Infrastructure Common processes can be utilized Common Processes Acquisitions Consulting adds to value propositions

To deliver integrated views and new value to clients – and to perform more efficiently – we have identified processes that can be taken to a common global level. These are shown on the left side of the chart...

The right side illustrates our opportunities...

• Data assets can be used across all our businesses...

• Consulting and services can drive growth... by leveraging our underlying data assets and increasing their value...

• Individual clients may be different, but their needs for benchmarking services... optimized promotional spending... and higher returns on their marketing spending... are all very similar

• Common global processes will deliver efficiencies of scale.

What Happens Now Integration planning begins right way Closing expected in 1st quarter 2006 What does this mean for you? Stay focused on current initiatives Contribute to integration plans if called upon Bring us your questions and concerns We are counting on your support

We will start developing a comprehensive integration plan immediately...

We expect that the merger will close in the first quarter of 2006, following regulatory and shareholder approvals.

So... What does this all mean for you?

First – It’s critical that we stay focused on our current initiatives and objectives and deliver a strong finish to 2005. [Managers to add detail about local priorities as appropriate.]

Second – some of us will be called upon to contribute to the integration planning, and we’re counting on full commitment and cooperation.

Third – and very important – we need a continuing dialogue. We’ll work hard to keep you informed about the merger before and after the closing... and we urge you not to hesitate about airing your questions, concerns and ideas.

We’re counting on your support and we’ll all need to work together very closely to make this merger a success and capture all our opportunities.

A Global Leader Leader in market intelligence in three key industries: Consumer Packaged Goods Healthcare Media and Entertainment Compelling business model World-class leadership team Creating shareholder value

In summary, VNU and IMS are a perfect fit

• We will be a leader in market intelligence in three key industries – created by bring two global information companies together who are already leaders in their markets

• We will be unique in global scale and capability – covering over 100 countries and able to provide broad insight to our clients to help them solve their most critical business issues

• We have a compelling business model – that will produce a company that is financially and operationally strong

• We will have a strong executive team with that brings together experienced leaders from both companies...

• We will form a faster-growing, more profitable company that creates higher value for shareholders...

• And we will open up new opportunities for growth and development for our employees..

Thank you for your attention today. We are very excited about this opportunity and look forward to your commitment. At this time, I’d like to answer any questions you may have.

Safe Harbor Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking information about IMS Health Incorporated ("IMS"), VNU N.V. ("VNU") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward- looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS' financial statements into IFRS and the results of the reconciliation of VNU's results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS' various reports with the Securities and Exchange Commission ("SEC"), including but not limited to IMS' Annual Report on Form 10-K for the year ended December 31, 2004 and IMS' Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU's Annual Report for the year ended December 31, 2004, which is available at the SEC's Internet site (http://www.sec.gov).

Transaction Disclosure Additional Information and Where to Find It This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from IMS' Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU's Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. Participants in Solicitation IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS' participants is set forth in the proxy statement, dated March 23, 2005, for IMS' 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU's participants is set forth in VNU's Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS' and VNU's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC. Regulation G Legend This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

Global Leadership in Market Intelligence Driving Growth through Innovation and Execution